UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                      :
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ENTERGY CORPORATION                   :
ENTERGY SERVICES, INC.                :
SYSTEM FUELS, INC.                    : CERTIFICATE PURSUANT
ENTERGY ARKANSAS, INC.                : TO RULE 24
ENTERGY LOUISIANA, INC.               :
ENTERGY MISSISSIPPI, INC.             :
ENTERGY NEW ORLEANS, INC.             :
SYSTEM ENERGY RESOURCES, INC.         :
ENTERGY OPERATIONS, INC.              :
ENTERGY GULF STATES, INC.             :
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    File No. 70-10240                 :
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(Public Utility Holding Company       :
   Act of 1935)                       :
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-10240 ("Application-Declaration"), have been carried out for the quarter ended March 31, 2005 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Commission, dated November 30, 2004, issued in respect thereof.

During the quarter ended March 31, 2005, Entergy Corporation, Entergy Services, Inc., Entergy Operations, Inc. and System Fuels, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

During the quarter ended March 31, 2005, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc. and System Energy Resources, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference.

During the quarter ended March 31, 2005, Entergy Gulf States, Inc., Entergy Arkansas, Inc., Entergy Mississippi Inc., Entergy Louisiana, Inc., Entergy New Orleans, Inc., and System Energy Resources, Inc. effected no external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

During the quarter ended March 31, 2005, Entergy Operations, Inc., Entergy Services, Inc., and System Fuels, Inc. effected no borrowings or repayments under its' Loan Agreement with Entergy Corporation.

IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 20th day of April, 2005.

ENTERGY CORPORATION
ENTERGY SERVICES, INC.
SYSTEM FUELS, INC.
ENTERGY ARKANSAS, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
SYSTEM ENERGY RESOURCES, INC.
ENTERGY OPERATIONS, INC.
ENTERGY GULF STATES, INC.

By: /s/ Steven C. McNeal________
        Steven C. McNeal
   Vice President and Treasurer